Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	Un[redacted] an	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Ar ... ame) Ex Su ... ations	*Phone:*	*(48 76) 847 82 31*
Company:	KG...	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	31 January 2006	*No of sheets:*	3

Current report 8/2006

The Management Board of KGHM Polska Miedź S.A. hereby provides the contents of the resolutions passed by the Extraordinary General Shareholders Meeting on 31 January 2006.

Resolution Nr 1/2006
regarding election of the Chairman of the General Shareholders Meeting, with the following wording:

"On the basis of art. 409 § 1 of the Commercial Partnerships and Companies Code, § 28 sec. 1 of the Statutes of KGHM Polska Miedź S.A. and § 5 sec. 3 of the Regulations of the General Shareholders Meeting of KGHM Polska Miedź S.A. with its registered head office in Lubin, the following is resolved :

I. Mr. Andrzej Leganowicz is hereby elected as Chairman of the General Shareholders Meeting.

II. This resolution comes into force on the date it is taken."

Resolution Nr 2/2006
regarding acceptance of the agenda of the General Shareholders Meeting, with the following wording:

"The General Shareholders Meeting resolves the following :

I. The agenda is hereby accepted, as set down and announced by the Management Board of KGHM Polska Miedź S.A. in the announcement on the convening of an Extraordinary General Shareholders Meeting, as placed in the official government publication Monitor Sądowy i Gospodarczy dated 9 January 2006, Nr 6, item 396.

II. This resolution comes into force on the date it is taken."

Exemption number: 82 4639

Resolution Nr 3/2006
regarding recall from the Supervisory Board, with the following wording:

"On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Hereby recalled from the Supervisory Board of KGHM Polska Miedź S.A. are:

- Ms. Elżbieta Niebisz,
- Mr. Jan Rymarczyk,
- Mr. Krzysztof Szamałek,
- Mr. Tadeusz Janusz.

II. This resolution comes into force on the date it is taken."

Resolution Nr 4/2006
regarding appointment to the Supervisory Board, with the following wording:

"On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Mr. Czesław Cichoń is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken."

Resolution Nr 5/2006
regarding appointment to the Supervisory Board, with the following wording:

"On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Mr. Antoni Dynowski is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken."

Resolution Nr 6/2006
regarding appointment to the Supervisory Board, with the following wording:

"On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

Exemption number: 82 4639

I. Mr. Krzysztof Skóra is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken."

Resolution Nr 7/2006
regarding appointment to the Supervisory Board, with the following wording:

"On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Mr. Marcin Ślęzak is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken."

Resolution Nr 8/2006
regarding appointment to the Supervisory Board, with the following wording:

"On the basis of art. 385 § 1 of the Commercial Partnerships and Companies Code and § 16 sec. 2 of the Statutes of KGHM Polska Miedź S.A., the following is resolved:

I. Mr. Ryszard Wojnowski is hereby appointed to the Supervisory Board of KGHM Polska Miedź S.A.

II. This resolution comes into force on the date it is taken."

During the General Shareholders Meeting objections were raised against the following resolutions:

- Resolution nr 3/2006
- Resolution nr 4/2006
- Resolution nr 5/2006
- Resolution nr 6/2006
- Resolution nr 7/2006
- Resolution nr 8/2006

Legal basis: § 39 sec. 1 point 5 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information provided by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 55 13 450* *1 202 77 29 207*
From:	Andrzej Kowalczyk (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	31 January 2006	*No of sheets:*	*1*

Current report 9/2006

The Management Board of KGHM Polska Miedź S.A. announces that on 31 January 2006 the following persons were recalled by the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. from the Supervisory Board of the Company:

1. Tadeusz Janusz,
2. Elżbieta Niebisz,
3. Jan Rymarczyk,
4. Krzysztof Szamałek,

Simultaneously on 31 January 2006 the following persons were appointed by the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A. to the Supervisory Board of the Company:

1. Czesław Cichoń,
2. Antoni Dynowski,
3. Krzysztof Skóra,
4. Marcin Ślęzak,
5. Ryszard Wojnowski.

The Company will provide information on the newly-appointed Members of the Supervisory Board, as required by the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities, at a later date in the form of an individual current report.

Legal basis: § 5 sec. 1 point 21 and point 22 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk